Exhibit 99.4

TECHNICAL DEVELOPMENT SERVICE AGREEMENT

(Smart Campus Intelligent Scheduling System)

This Technical Development Service Agreement (the "Agreement") is entered into on February 24, 2026 by and between:

Party A: NETCLASS TECHNOLOGY INC

Address: 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, Cayman Islands

Party B: Tao Tingting

Address: Room 402, No. 263, 333 Haidi Road, Baoshan District, Shanghai, China

WHEREAS:

1. Party A intends to develop the “Smart Campus Intelligent Scheduling System”;

2. Party B possesses the relevant technical capabilities to provide software development services;

3. The Parties agree that Party B shall provide technical development services and Party A shall compensate Party B with shares.

Article 1 – System Name

The system to be developed under this Agreement shall be named the “Smart Campus Intelligent Scheduling System” (the “System”).

Article 2 – Scope of Services

Party B shall design, develop, deploy, and provide related technical support services for the System, including but not limited to the following modules:

1. Basic Data Management Module

- Teacher List Management

- Student List Management

- Subject Tag Management

2. Teaching Scheduling Module

- Teaching Scheduling Management

- Scheduling Process Management

3. Timetable Inquiry Module

- Student Timetable Inquiry

- Teacher Timetable Inquiry

- Classroom Arrangement Inquiry

4. Teaching Process Management Module

- Course Exemption Review

- Substitute Teaching Management

5. Self-Selection Course Management Module

- Student Course Selection Requests

- Teacher Course Selection Review

- Teacher Self-Selection Course List Management

The Parties may supplement or reasonably adjust functional details through written confirmation.

Article 3 – Service Term

The service term under this Agreement shall be from February 7, 2026 to February 6, 2027.

Party B shall continuously perform system development, optimization, and technical support obligations during the service term.

The obligations under this Agreement constitute continuing performance obligations, and fulfillment shall be determined based on actual development and support work completed during the service period.

The Parties acknowledge that the services commenced on February 1, 2026, and agree that this Agreement shall be deemed effective as of February 1, 2026, with respect to the services provided from that date.

Article 4 – Service Consideration and Share Issuance

1. As consideration for Party B’s continuous provision of technical development and related services during the service term, Party A agrees to issue 2,800,000 ordinary shares of NetClass Technology Inc. to Party B.

2. All such shares shall be issued and registered no later than February 28, 2026.

3. The Parties acknowledge that:

(a) The shares correspond to Party B’s continuing performance obligations during the period from February 7, 2026 to February 6, 2027;

(b) The timing of share issuance shall not affect Party B’s ongoing performance obligations throughout the service term;

(c) The shares constitute service consideration and do not represent an investment, financing arrangement, or loan.

4. The share issuance shall comply with applicable securities laws and regulatory requirements.

Article 5 – Service Confirmation

Party B shall submit periodic development reports or technical deliverables according to the development progress.

Party A shall have the right to conduct testing and confirmation of system functions.

Service completion shall be determined based on actual development results and technical support provided during the service term.

Article 6 – Performance Liability

If Party B fails to complete its development obligations as agreed, Party B shall rectify or supplement development within a reasonable period.

If Party B fails to fully perform its obligations, Party B shall provide equivalent technical services as compensation, or the Parties may otherwise agree upon a mutually acceptable compensation arrangement.

Article 7 – Intellectual Property

All source codes, database structures, and development results of the System shall belong to Party A.

Party B retains ownership of its general development tools and underlying technologies, provided that such retention does not affect Party A’s use of the System.

Party B shall not disclose core technologies of the System to any third party without Party A’s written consent.

Article 8 – Confidentiality

Both Parties shall keep confidential any business information obtained during the performance of this Agreement.

Article 9 – Governing Law and Dispute Resolution

This Agreement shall be governed by the laws of the Hong Kong Special Administrative Region.

Any dispute arising from this Agreement shall be submitted to arbitration in Hong Kong.

Signature

Party A: NETCLASS TECHNOLOGY INC

Authorized Signature:	/s/ Jianbiao Dai

Party B: Tao Tingting

Authorized Signature:	/s/ Tingting Tao